UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025
Commission File Number 001-32535
Grupo Cibest S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO CIBEST S.A. (Registrant)

Date November 14, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff.
	Title:	Vice President of Strategy and Finance

November 14, 2025
Medellin, Colombia

GRUPO CIBEST S.A. RELEASES QUARTERLY REPORT FOR THE THIRD QUARTER OF 2025

On November 6th of 2025, Grupo Cibest S.A. (“Grupo Cibest”) furnished on Form 6-K a press release presenting financial information for the fiscal quarter ended September 30, 2025 (the “Press Release”).

The quarterly report for the fiscal quarter ended September 30, 2025 (the “Quarterly Report”) is furnished with this Form 6-K.

Readers should be aware that the consolidated financial information in the Press Release, and the consolidated financial information in the Quarterly Report for the fiscal quarter ended September 30, 2025, are the same, and the Quarterly Report is being furnished solely to fulfill a legal reporting requirement in Colombia.Readers should also be aware that all financial information of Grupo Cibest that is included in the Quarterly Report was prepared in accordance with International Financial Reporting Standards.

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Quarterly Report
July - September 2025

Grupo Cibest S.A.
Address:
Carrera 48 # 26-85
Medellín, Colombia

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ISSUER’S CURRENT SECURITIES
As of September 30, 2025

Type of Share	Common Share	Preferred Share
Trading System	Stock Exchange	Stock Exchange
Stock Exchanges	Colombian Stock Exchange (BVC)	Colombian Stock Exchange (BVC)
Shares in Circulation	509,125,847	445,448,959
Shareholders	20,545	34,895
Issuance amount	509,704,584	452,122,416
Amount placed	509,704,584	452,122,416

Until May 16, the common and preferred shares of Grupo Cibest were listed on the Colombian Stock Exchange (BVC) under the issuer Bancolombia, with the ticker symbols BCOLOMBIA and PFBCOLOM. Following the corporate structure changes that took place on May 19, these shares became registered under the name Grupo Cibest, with the new ticker CIBEST and PFCIBEST, respectively.
Additionally, Grupo Cibest has a Level III ADR listed on the NYSE. Each ADR represents four preferred shares.

GRUPO CIBEST SHARE BUYBACK
On June 9, 2025, Grupo Cibest's shareholders' meeting approved the creation of a reserve for the repurchase of shares and a share repurchase program for up to COP 1.35 trillion with a term of one year, starting from the day of approval of the program's rules by the Board of Directors. It also delegated to the Board of Directors the approval of the repurchase rules under which the administration was authorized to execute said program. Based on the above, on July 17, 2025, the repurchase program began in Colombia on the trading systems of the Colombian Stock Exchange through Valores Bancolombia S.A. Comisionista de Bolsa, and in the United States through an Enhanced Open Market Repurchase executed by Morgan Stanley & Co. LLC.

As of September 30, 2025, the results of the program were as follows:

Type of share	Number of repurchased shares
CIBEST (BVC)	$578,737.00
PFCIBEST (BVC)	$3,654,145.00
CIB (NYSE)	3,019,312*
TOTAL	$7,252,194.00
*Number of repurchased ADRs converted into preferred shares.

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ISSUER’S CURRENT SECURITIES	4
GRUPO CIBEST SHARE BUYBACK	4
I. MANAGEMENT’S DISCUSSION & ANALYSIS ON THE RESULTS OF THE OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER, IN RELATION TO THE RESULTS REPORTED IN THE QUARTERLY FINANCIAL STATEMENTS	7
Statement Of Financial Position Grupo Cibest	7
Loan Portfolio	7
Funding	7
Shareholders’ Equity	8
Consolidated Income Statement	8
Net Interest Income & Interest Margin	8
Fees And Income From Services	9
Other Operating Income	9
Dividends Received, And Share Of Profits	10
Asset Quality And Provision Charges	10
Operating Expenses	10
Taxes	11
Consolidated Statement Of Income Grupo Cibest	12
Statement Of Financial Position Grupo Cibest	13
Separate Grupo Cibest	14
II. QUANTITATIVE AND QUALITATIVE ANALYSIS OF THE MARKET RISK TO WHICH THE ISSUER IS EXPOSED AS A RESULT OF ITS INVESTMENTS AND ACTIVITIES SENSITIVE TO MARKET VARIATIONS	15
Consolidated'	15
Non-trading Instruments Market Risk Measurement	16
Interest Risk Exposure (Banking Book)	16
Sensitivity To Interest Rate Risk Of The Banking Book	16
Separated	16
III. MATERIAL VARIATIONS THAT HAVE OCCURRED IN THE RISKS TO WHICH THE ISSUER IS EXPOSED, OTHER THAN MARKET RISK, AND THE MECHANISMS IMPLEMENTED TO MITIGATE THEM	17
Liquidity Risk	17
Consolidated	17
Separated	17
Credit Risk	18
Consolidated	18
Country Risk	19
Consolidated	19
Operational Risk	20
Consolidated	20
Separated	20
Financial Leverage Risk	20
Separated	20

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Other Relevant Risks	21
• Regulatory And Legal Risk	21
Colombia	21
Panama	22
Guatemala	22
El Salvador	23
• Political Risk	24
Colombia	24
Panama	25
Guatemala	25
El Salvador	25
• Economic And Sectoral Environment	26
Colombia	26
Panama	27
Guatemala	27
El Salvador	27
• Third-party Risks	28
• Business Continuity And Technology Failures	28
• Model Risk	28
• Cybersecurity And Information Security Risk	28
• Internal Fraud Risk	29
• Risk Of Aml/cft	29
• Risk Of External Fraud	29
• Talent Risk	30
IV. MATERIAL CHANGES IN THE INFORMATION REPORTED IN THE CORPORATE GOVERNANCE ANALYSIS CHAPTER DURING THE QUARTER	30
V. MATERIAL CHANGES THAT HAVE OCCURRED IN PRACTICES, PROCESSES, POLICIES AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL CRITERIA, INCLUDING CLIMATE CRITERIA.	30
VI. MATERIAL CHANGES PRESENTED IN THE FINANCIAL STATEMENTS OF THE ISSUER BETWEEN THE REPORTED QUARTER AND THE DATE OF TRANSMISSION OF THE INFORMATION	30
VII. GLOSSARY OF TERMS	30
VIII. ANNEXES	31
I. Condensed Consolidated Interim Financial Statements Grupo Cibest	31
Ii. Condensed Separated Interim Financial Statements Grupo Cibest S.a.	31

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I.MANAGEMENT’S DISCUSSION & ANALYSIS ON THE RESULTS OF THE OPERATION AND THE FINANCIAL SITUATION OF THE ISSUER, IN RELATION TO THE RESULTS REPORTED IN THE QUARTERLY FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL POSITION GRUPO CIBEST

The analysis presented below for Grupo Cibest Consolidated is based on a comparison with the information reported by Grupo Cibest as of June 30, 2025.

Loan Portfolio

In 3Q25, the gross loan portfolio balance was COP 279,973 billion, representing a quarterly growth of 0.1% and an annual increase of 3.9%. These variations are partly explained by the behavior of the exchange rate, as the Colombian peso appreciated by 3.6% against the dollar during 3Q25 and by 6.0% over the past 12 months. Excluding the exchange rate effect, growth would have been 1.2% and 5.9%, respectively.
On a standalone basis, Bancolombia grew its gross loan portfolio by 1.2%; Bam by 1.8% (measured in USD); Bancoagrícola by 1.5% (measured in USD); while Banistmo registered a decrease of 0.2% (measured in USD).

By segment, the consumer loan portfolio maintained the positive momentum of the previous quarter, with an increase of 2.0% compared to 2Q25 and 2.6% compared to 3Q24. This growth is mainly driven by Bancolombia S.A., which has accumulated six consecutive months of increases in its balance, contrasting with last year’s performance. This quarter’s growth is especially attributable to credit card products, linked to commercial strategies in the Mi Bancolombia app, personal unsecured loans, and Nequi, as well as Bancoagrícola, which continues with risk appetite in consumer lending. To a lesser extent, Banistmo showed a slight quarterly increase, reversing its previous downward trend, while Bam recorded a decrease in the quarter as a result of continued tightening of its origination policies for this segment.

The mortgage loan portfolio also maintained the positive trend of recent quarters, increasing by 1.0% compared to the previous quarter and 8.6% compared to 3Q24. The quarterly increase is attributed to commercial strategies in Colombia, while the dynamics in Central America reflect a decline in Panama, Guatemala, and El Salvador.

Meanwhile, the commercial loan portfolio posted a decrease of 0.9% for the quarter and an annual growth of 2.8%. The quarterly decline is mainly explained by the corporate segment, especially in Bancolombia and Banistmo, where significant prepayments were made.

Provisions for the loan portfolio in the statement of financial position decreased by 2.7% during the quarter, closing at COP 14,370 billion, equivalent to 5.1% of the gross loan portfolio at period-end.

Funding

At the end of 3Q25, customer deposits totaled COP 281,260 billion, representing 85.0% of total liabilities. This balance reflects a decrease of 0.5% compared to 2Q25 and an increase of 8.3% compared to 3Q24.

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The quarterly decline is mainly explained by the appreciation of the peso against the dollar; excluding the exchange rate effect, deposits grew 0.7% during the quarter and 10.5% year-over-year. During the quarter, time deposits experienced a decline, mainly due to a reduction in institutional time deposits in Bancolombia. To a lesser extent, savings accounts also decreased, primarily linked to the corporate segment. On the other hand, checking accounts increased during the quarter, driven by the performance of the corporate segment at Bancoagrícola. Long-term debt increased during the quarter due to a bond issuance by Banistmo for USD 75 million.

Regarding the funding mix, sight deposits continue to be the main source, representing 53.6% of the total. Within this category, savings accounts increased their share, accounting for 41.9% of Grupo Cibest’s total funding during the quarter, while checking accounts maintained their share at 11.7%. Conversely, time deposits decreased their share, representing 35.7% of the funding mix. Finally, long-term debt increased its share to 3.7%, driven by the bond issuance at Banistmo.

Shareholders’ Equity

Shareholders’ equity attributable at the end of 3Q25 was COP 42,378 billion, increasing by 2.6% compared to 2Q25 and 3.6% compared to 3Q24. The increase for the quarter is explained by retained earnings during the period.

Reserves showed a decrease of 0.9% in the quarter, mainly attributable to the execution of the share buyback program approved by shareholders of Grupo Cibest at the extraordinary general assembly on June 9, 2025, for a total amount of COP 1.35 trillion, with implementation beginning on July 17, 2025. As of September 30, 2025, 26.7% of the approved amount had been executed, which is equivalent to 7,252,194 shares repurchased, of which 50.4% are preferred shares, 41.6% are ADRs, and 8.0% are common shares.

CONSOLIDATED INCOME STATEMENT

Net income attributable to shareholders totaled COP 2,144 billion in 3Q25, or COP 2,252.53 per share (USD $2.18 per ADR). Net income increased by 19.7% compared to 2Q25, mainly driven by lower provision and operating expenses, as well as higher interest income from debt instruments and valuation of financial instruments. The quarterly annualized return on equity (ROE) for Grupo Cibest was 20.4% in 3Q25 and 17.4% over the last 12 months.

Net Interest Income & Interest Margin

Net interest income totaled COP 5,302 billion in 3Q25, representing an increase of 1.5% compared to 2Q25 and 2.9% compared to 3Q24. This growth was mainly due to a greater reduction in interest expenses relative to the decline in interest income, which was supported by the strong performance of interest income from debt instruments and the valuation of financial instruments, reaching COP 756 billion, a variation of 12.5% compared to the previous quarter. This change was primarily driven by higher yields on debt securities, associated with liquidity portfolio management.

On the other hand, interest income from the loan portfolio decreased during the quarter, mainly due to a reduction in income from the mortgage portfolio, this was particularly evident in loans indexed to the inflation-

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linked UVR1 rate at Bancolombia, driven by slower growth in the UVR value compared to the previous quarter. In contrast, interest income from commercial and consumer loans portfolios showed a slight increase over the same period.

Meanwhile, interest expenses decreased by 2.3% compared to the previous quarter and by 10.5% compared to 3Q24. This quarterly variation was mainly explained by lower yields on savings accounts and time deposits at Bancolombia.

The annualized weighted average cost of deposits was 4.05% in 3Q25, representing a decrease of 13 basis points compared to 2Q25. During this quarter, Bancolombia, Bancoagrícola, and Banistmo reduced their cost of deposits, while Bam, on the other hand, recorded an increase linked to its strategy of boosting funding through savings accounts.

As a result, the loan portfolio NIM was 6.98% for the quarter, decreasing by 8 basis points compared to 2Q25 and by 18 basis points compared to 3Q24. The investment NIM stood at 4.21%, representing an increase of 82 basis points over 2Q25. Finally, the consolidated NIM registered an increase of 2 basis points in the quarter, rising from 6.57% to 6.59%, although it showed a decrease of 24 basis points compared to the previous year.

Fees and Income from Services

Net fee and service income in 3Q25 amounted to COP 1,137 billion, representing an increase of 4.1% compared to 2Q25 and 9.5% versus 3Q24.

Fee income increased 3.3% over the quarter, mainly explained by the positive trend observed throughout the year in investment banking and trust services fees related to the execution of financing projects with corporate clients and larger volume of assets under management, particularly in collective investment schemes and private equity funds. To a lesser extent, there was an increase in fees from payments and collections, as well as debit and credit cards and commercial establishments, due to higher transactional volume during the quarter.

Meanwhile, fee expenses rose during the quarter, mainly in banking services, as a result of higher payments to franchises stemming from the increase in transactional volume. It is worth highlighting the slower pace of growth in fee expenses related to banking correspondents during the quarter, as a consequence of adjustments in the operational model for this channel.

Other Operating Income

Total other operating income reached COP 866 billion in 3Q25, representing an increase of 4.3% compared to 2Q25 and 13.6% versus 3Q24. This growth was mainly driven by the net foreign exchange performance, boosted by the appreciation of the exchange rate during the period.

As for operating lease income, it totaled COP 423 billion in 3Q25, reflecting a decline of 2.3% compared to the previous quarter and 5.5% versus the same period last year. This reduction was primarily due to lower activity in vehicle leasing operations through Renting Colombia S.A.S. Nevertheless, it is worth highlighting the increase in real estate lease income, driven by Fondo Inmobiliario Colombia.

1 Inflation-indexed rate based on the Unidad de Valor Real (UVR), a unit of account certified by the Banco de la Republica that reflects changes in purchasing power according to the monthly variation in the Consumer Price Index (IPC).

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Dividends Received, and Share of Profits

Total dividends received, and share of profits of equity method investees closed at COP 123 billion in 3Q25, representing an increase of 1.4% compared to 2Q25 and 33.7% versus 3Q24. The quarterly growth was mainly driven by higher dividends, with a notable contribution from Fondo Inmobiliario Colombia thanks to returns from P.A. Viva Malls. Additionally, there was a contribution from Inversiones CFNS, generated by the sale of P.A. Laurel.

On the other hand, although there was a decrease in income from the equity method, it is important to highlight the strong quarterly performance of Tuya S.A., which contributed positively to the annual result.

Asset Quality and Provision Charges

At the close of 3Q25, the principal balance for past due loans for more than 30 days totaled COP 11,791 billion, equivalent to 4.32% of total gross loans, while 90-day past-due totaled reached COP 8,409 billion, representing 3.08%. The decrease in both indicators is attributable to improved portfolio quality in the consumer and SME segments, mainly in Colombia.

Coverage, measured as the ratio between loan loss provisions (principal) and past due loans (over 30 days), stood at 109.93% at the end of 3Q25, higher than the 107.72% reported in 2Q25. Loan deterioration (new past due loans, including write-offs) amounted to COP 664 billion, a lower figure compared to 2Q25, mainly due to the solid performance of the mortgage and consumer loan portfolios.

Provision charges (after recoveries) totaled COP 829 billion during the quarter, representing a decrease of 24.4% compared to 2Q25. This reduction is explained by a release of COP 266 billion resulting from models calibration and lower expense across all segments except for Bancolombia’s corporate segment, due to the recognition of provisions for certain specific clients classified in stage 2.

Provisions as a percentage of average gross loans, quarterly annualized, were 1.18% in 3Q25 and 1.42% over the last 12 months, implying a decrease of 39 and 97 basis points, respectively, reflecting a lower expected loss outlook. Meanwhile, loan loss provisions (for the principal) totaled 12,963 billion, which, although lower than the previous quarter, represents adequate coverage equivalent to 4.7% of gross loans.

Stage 3 continued its decline during the quarter, thanks to the strong performance of the overall loan portfolio. However, Stage 2 did increase, as the model calibration led to the early transfer of clients to this level prior to deterioration.

Operating Expenses

During 3Q25, operating expenses totaled COP 3,601 billion, showing a decrease of 2.4% compared to 2Q25 and an increase of 7.6% versus 3Q24.

The efficiency ratio stood at 48.5% in 3Q25 and 50.4% for the last twelve months. Personnel expenses (salaries, employee benefits, and bonuses) amounted to COP 1,549 billion in the quarter, representing a decrease of 1.6% compared to 2Q25. This variation is explained by the absence of severance payments related to the migration of a group of employees to Grupo Cibest during this period, unlike what occurred in the second quarter. Compared

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to 3Q24, there was an increase of 9.7%, mainly due to the annual salary adjustment and higher bonuses, in line with the higher accumulated profits for the year.

General expenses totaled COP 2,052 billion in the quarter, which represented a decrease of 3.0% compared to the previous quarter and an increase of 6.0% versus 3Q24. The quarterly reduction was largely due to lower stamp tax payments and a decrease in expenses related to the corporate evolution towards Grupo Cibest. Likewise, the annual increase was mainly attributable to expenses linked to the corporate evolution towards Grupo Cibest, as well as higher licensing and technology maintenance costs.

As of September 30, 2025, Grupo Cibest had 33,934 employees, 840 branches, 6,126 ATMs, 35,701 banking agents, and more than 32 million customers.

Taxes

The income tax expense for Grupo Cibest amounted to COP 843 billion, resulting in an effective tax rate of 28%, explained by tax benefits in Colombia associated with exempt income from the mortgage loan portfolio for social housing, investments in productive fixed assets, and investments in non-conventional renewable energy, as well as tax benefits in Guatemala, El Salvador, and Panama related to exempt income from returns on securities issued by those governments.

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Consolidated Statement of Income Grupo Cibest

CONSOLIDATED STATEMENT OF FINANCIAL POSITION	Quarter			Change			% of
(COP million)	3Q24	2Q25	3Q25	3Q25 / 2Q25	3Q25 / 3Q24	% of Assets	Liabilities
ASSETS
Cash and balances at central bank	22,778,795	24,244,363	24,074,711	(0.70)%	5.69%	6.43%
Interbank borrowings	2,298,108	4,375,272	4,008,403	(8.39)%	74.42%	1.07%
Reverse repurchase agreements and other similar secured lend	1,298,602	2,735,369	2,413,088	(11.78)%	85.82%	0.64%
Financial assets investment	35,837,645	40,910,075	39,704,715	(2.95)%	10.79%	10.60%
Derivative financial instruments	2,464,399	3,239,291	4,042,125	24.78%	64.02%	1.08%
Loans and advances to customers	269,568,504	279,771,687	279,972,623	0.07%	3.86%	74.73%
Allowance for loan and lease losses	(16,518,267)	(14,771,088)	(14,370,189)	(2.71)%	(13.00)%	(3.84)%
Investment in associates and joint ventures	2,920,853	3,045,408	3,064,302	0.62%	4.91%	0.82%
Goodwill and Intangible assets, net	9,271,404	9,056,528	8,772,703	(3.13)%	(5.38)%	2.34%
Premises and equipment, net	5,870,602	5,608,169	5,601,012	(0.13)%	(4.59)%	1.50%
Investment property	5,467,963	5,761,117	6,027,496	4.62%	10.23%	1.61%
Right of use assets	1,676,615	1,525,340	1,488,727	(2.40)%	(11.21)%	0.40%
Prepayments	871,958	923,716	929,134	0.59%	6.56%	0.25%
Tax receivables	2,536,230	1,832,435	2,138,254	16.69%	(15.69)%	0.57%
Deferred tax	729,232	639,837	606,607	(5.19)%	(16.82)%	0.16%
Assets held for sale and inventories	945,484	816,784	832,367	1.91%	(11.96)%	0.22%
Other assets	5,415,170	5,536,423	5,325,580	(3.81)%	(1.65)%	1.42%
Total assets	353,433,297	375,250,726	374,631,658	(0.16)%	6.00%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	259,758,641	282,647,329	281,259,655	(0.49)%	8.28%	75.08%	84.96%
Interbank Deposits	725,285	811,328	882,390	8.76%	21.66%	0.24%	0.27%
Derivative financial instrument	2,537,577	3,524,458	4,760,502	35.07%	87.60%	1.27%	1.44%
Borrowings from other financial institutions	12,935,146	11,431,252	11,653,378	1.94%	(9.91)%	3.11%	3.52%
Debt securities in issue	14,388,708	10,388,366	11,441,859	10.14%	(20.48)%	3.05%	3.46%
Lease liability	1,829,899	1,635,793	1,596,793	(2.38)%	(12.74)%	0.43%	0.48%
Preferred shares	569,477	555,152	568,928	2.48%	(0.10)%	0.15%	0.17%
Repurchase agreements and other similar secured borrowing	2,846,946	3,940,354	3,174,591	(19.43)%	11.51%	0.85%	0.96%
Current tax	1,109,561	1,248,967	2,074,043	66.06%	86.92%	0.55%	0.63%
Deferred tax	2,215,517	2,771,024	2,758,701	(0.44)%	24.52%	0.74%	0.83%
Employees benefit plans	907,574	928,875	931,137	0.24%	2.60%	0.25%	0.28%
Other liabilities	11,694,460	12,983,542	9,939,670	(23.44)%	(15.01)%	2.65%	3.00%
Total liabilities	311,518,791	332,866,440	331,041,647	(0.55)%	6.27%	88.36%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.13%
Additional paid-in-capital	4,857,454	4,857,491	4,857,491	0.00%	0.00%	1.30%
Appropriated reserves	22,634,127	23,702,075	23,499,086	-0.86%	3.82%	6.37%
Retained earnings	7,279,088	7,094,311	9,047,848	27.54%	24.30%	2.42%
Accumulated other comprehensive income, net of tax	5,647,853	5,159,284	4,492,518	(12.92)%	(20.46)%	1.20%
Stockholders’ equity attributable to the owners of the parent company	40,899,436	41,294,075	42,377,857	2.62%	3.61%	11.31%
Non-controlling interest	1,015,070	1,090,211	1,212,154	11.19%	19.42%	0.32%
Total liabilities and equity	353,433,297	375,250,726	374,631,658	(0.16)%	6.00%	100.00%

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Statement of financial position Grupo Cibest

INCOME STATEMENT	As of		Change	Quarter			Change
(COP million )	3Q24	3Q25	3Q25 / 3Q24	3Q24	2Q25	3Q25	3Q25 / 2Q25	3Q25/ 3Q24
Interest on loan portfolio and financial leasing operations
Commercial	12,529,974	11,669,717	(6.87)%	4,171,772	3,913,159	3,928,393	0.39%	(5.83)%
Consumer	6,404,890	6,002,355	(6.28)%	2,064,678	2,005,778	2,019,276	0.67%	(2.20)%
Mortgage	2,920,392	3,176,554	8.77%	887,935	1,104,959	975,125	(11.75)%	9.82%
Leasing	2,741,999	2,423,396	(11.62)%	869,870	810,638	812,528	0.23%	(6.59)%
Small Business	154,170	211,134	36.95%	49,187	70,981	78,711	10.89%	60.02%
Total interest on loan portfolio and financial leasing operations	24,751,425	23,483,156	(5.12)%	8,043,442	7,905,515	7,814,033	(1.16)%	(2.85)%
Interest on debt instruments measured by the effective interest method	734,322	711,940	(3.05)%	236,410	238,111	240,099	0.83%	1.56%
Total interest income from financial instruments measured by the effective interest method	25,485,747	24,195,096	(5.06)%	8,279,852	8,143,626	8,054,132	(1.10)%	(2.73)%
Interbank funds sold	173,880	140,157	(19.39)%	47,462	42,484	46,704	9.93%	(1.60)%
Valuation of financial instruments	1,236,360	1,314,781	6.34%	527,804	433,823	515,806	18.90%	(2.27)%
Total interest income and valuation of financial instruments	26,895,987	25,650,034	(4.63)%	8,855,118	8,619,933	8,616,642	(0.04)%	(2.69)%
Interest expense	(11,398,483)	(10,056,381)	(11.77)%	(3,702,518)	(3,393,009)	(3,313,913)	(2.33)%	(10.50)%
Net interest margin and valuation of financial instruments before provision for loan impairment, off-balance sheet commitments, and other financial instruments	15,497,504	15,593,653	0.62%	5,152,600	5,226,924	5,302,729	1.45%	2.91%
Provision for loan portfolio impairment and financial leasing operations, net	(4,485,195)	(3,049,740)	(32.00)%	(1,527,271)	(1,058,095)	(888,121)	(16.06)%	(41.85)%
Recovery (Provision) for other financial instruments, net	-37,404	24,935	(166.66)%	(61,565)	(38,240)	59,200	(254.81)%	(196.16)%
Total provisions and impairment of credit risk, net	(4,522,599)	(3,024,805)	(33.12)%	(1,588,836)	(1,096,335)	(828,921)	(24.39)%	(47.83)%
Net income from interest and valuation of financial instruments after provisions and impairment	10,974,905	12,568,848	14.52%	3,563,764	4,130,589	4,473,808	8.31%	25.54%
Commission income	5,602,717	6,068,388	8.31%	1,902,779	2,039,950	2,107,203	3.30%	10.74%
Commission expenses	(2,509,509)	(2,821,806)	12.44%	(864,435)	(948,070)	(970,269)	2.34%	12.24%
Total income from Commissions, net	3,093,208	3,246,582	4.96%	1,038,344	1,091,880	1,136,934	4.13%	9.49%
Other operating income	2,132,726	2,533,590	18.80%	762,313	830,720	866,299	4.28%	13.64%
Dividends and other net income from equity participation	(48,767)	381,695	(882.69)%	92,001	121,351	123,019	1.37%	33.71%
Total net income	16,152,072	18,730,715	15.96%	5,456,422	6,174,540	6,600,060	6.89%	20.96%
Operating expenses
Salaries and employee benefits	(4,094,895)	(4,654,843)	13.67%	(1,411,548)	(1,575,154)	(1,549,165)	(1.65)%	9.75%
Other administrative and general expenses	(3,813,107)	(4,205,214)	10.28%	(1,320,342)	(1,456,909)	(1,409,124)	(3.28)%	6.72%
Taxes other than income tax	(1,125,119)	(1,122,576)	(0.23)%	(344,293)	(389,937)	(376,173)	(3.53)%	9.26%
Amortization, depreciation, and impairment	(804,306)	(801,323)	(0.37)%	(270,562)	(268,544)	(266,522)	(0.75)%	(1.49)%
Total operating expenses	(9,837,427)	(10,783,956)	9.62%	(3,346,745)	(3,690,544)	(3,600,984)	(2.43)%	7.60%
Profit before income tax	6,314,645	7,946,759	25.85%	2,109,677	2,483,996	2,999,076	20.74%	42.16%
Income tax	(1,648,395)	(2,196,712)	33.26%	(590,192)	(655,050)	(842,750)	28.65%	42.79%
Net profit	4,666,250	5,750,047	23.23%	1,519,485	1,828,946	2,156,326	17.90%	41.91%
Non-controlling interest	61,810	76,977	24.54%	18,291	37,643	12,223	(67.53)%	(33.17)%
Net profit for the year attributable to shareholders of the parent company	4,604,440	5,673,070	23.21%	1,501,194	1,791,303	2,144,103	19.70%	42.83%

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Separate Grupo Cibest

At the end of the period, Grupo Cibest S.A.’s total assets amounted to COP 46.5 trillion, mainly driven by the increase in investments in subsidiaries linked to the net income of the period. Liabilities reached COP 3.6 trillion, explained by the capitalization of the new subsidiary Cibest Panamá Assets S.A., with the balance recorded as an account payable, and the transfer of funds scheduled for the fourth quarter. Equity stood at COP 42.9 trillion, boosted by higher retained earnings for the period, along with other accumulated comprehensive income.

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II.QUANTITATIVE AND QUALITATIVE ANALYSIS OF THE MARKET RISK TO WHICH THE ISSUER IS EXPOSED AS A RESULT OF ITS INVESTMENTS AND ACTIVITIES SENSITIVE TO MARKET VARIATIONS
Market risk refers to the risk of losses due to changes in equity prices, interest rates, foreign-exchange rates and other indicators whose values are set in a public market. It also refers to the probability of unexpected changes in net interest income and economic value of equity as a result of a change in market interest rates.
Consolidated'
The analysis presented below for Grupo Cibest Consolidated is based on a comparison with the information reported by Grupo Bancolombia as of December 31, 2024.
The guidelines, policies and methodologies for market risk management are maintained in accordance with what was revealed for Grupo Bancolombia as of December 31, 2024.
Total market risk exposure of Grupo Cibest Consolidated decreased by 28.7%, from COP 1,697,566 million in December 2024 to COP 1,210,823 million in September 2025. This variation is primarily explained by a lower exposure to the foreign exchange risk factor, due to a reduction in positions denominated in U.S. dollars. Conversely, the interest rate risk factor increased, driven by higher exposure to private debt securities and foreign currency interest rate derivatives. The stock price risk factor also rose, associated with greater exposure to equity instruments within the Valores Bancolombia’s portfolio. Lastly, the collective investment funds risk factor recorded an increase, explained by the appreciation of the Colombia Inmobiliario Fund.
The following table presents the total change in market risk and other risk factors:

September 2025
In millions of COP
Factor	End of Period	Average	Maximum January, 2025	Minimum April, 2025
Interest rate	596,840	556,767	499,712	524,034
Exchange rate	166,585	308,454	751,796	79,062
Stock price	383,929	375,620	367,615	375,015
Collective investment funds	63,469	41,878	35,781	36,608
Total Value at Risk	1,210,823	1,282,719	1,654,904	1,014,719

December 2024
In millions of COP
Factor	End of Period	Average	Maximum November, 2025	Minimum January, 2025
Interest rate	540,397	507,425	586,194	453,240
Exchange rate	764,920	554,900	759,703	364,421
Stock price	360,287	351,134	356,794	346,694
Collective investment funds	31,962	25,653	31,473	18,005
Total Value at Risk	1,697,566	1,439,112	1,734,164	1,182,360
*As of September 30, 2025, the proprietary cryptocurrency portfolio of Wenia amounted to USD 1.45 million, with a Value at Risk (VaR) of USD 11.3 thousand. The VaR was calculated using an internal methodology

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based on a Dinamic Conditional Correlation (DCC) GARCH model, with a one-day time horizon and a 99% of confidence level.

On the other hand, regarding the VaR measured with the internal, no relevant variations were identified in the VaR metrics at the end of the quarter, nor were any exceedances of the approved limits.

It is important to mention that these exposures are subject to ongoing monitoring by Senior Management and serve as a decision-making tool that helps preserve the stability of the Group.

Non-trading Instruments Market Risk Measurement

The banking book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income or in the economic value of equity as a result of a change in market interest rates. Changes in interest rates affect the income of Grupo Cibest Consolidated due to differences in the repricing of the assets and liabilities. The management of interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities, and estimates the impact on the net interest income and the economic value of equity. Foreign exchange exposures arising in the banking book are transferred to the treasury book for management.

Interest Risk Exposure (Banking Book)
Grupo Cibest Consolidated conducts an interest rate risk sensitivity analysis by estimating the impact on the net interest margin of each position in the banking book using a repricing model and assuming a positive parallel shift of 100 basis points in interest rates.

The principles and guidelines for interest rate risk management in the banking book remain consistent with those disclosed for Grupo Bancolombia as of December 31, 2024.

Sensitivity To Interest Rate Risk Of The Banking Book
As of September 30, 2025, the net sensitivity of the banking book in local currency to parallel shifts of 100 basis points in interest rates was COP 310,530 million, representing a decrease of COP 36,718 million compared to December 2024. This reduction is mainly due to the increase in the balance of CDTs with maturities of less than one year and the continued implementation of hedging strategies.

On the other hand, the sensitivity of the Net Interest Margin (NIM) in foreign currency to a parallel shift of 100 basis points in interest rates decreased by USD 7.2 million between December 31, 2024, and September 30, 2025, reaching USD 0.4 million. This increase is mainly explained by the growth of the loan portfolio in Banistmo, Bancolombia Panama, and Bancoagrícola, an effect that was partially offset by the increase in deposit accounts and CDTs across all entities.

Separated

Grupo Cibest measures market risk exposure using a Value at Risk (VaR) methodology based on weighted historical simulation, with a 99% confidence level and a 10-day time horizon.

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As of September 30, 2025, VaR registered a total value of COP 694,596 million, resulting from exposure to the exchange rate factor, originating from the position denominated in U.S. dollars corresponding to a total of COP 4.4 trillion. Additionally, although to a lesser extent, the COP 3,387 million participation in the Renta Liquidez Investment Fund contributed to a slight diversification

Risk factor	September 30th, 2025
In millions of COP
End of period
Exchange rate	694,607
Collective investment funds (1)	(11)
Total VaR	694,596

(1) The Collective Investment Fund has a negative correlation with respect to the exchange rate position, generating a diversification effect, which contributes to a reduction in the total market risk of the portfolio.

III.MATERIAL VARIATIONS THAT HAVE OCCURRED IN THE RISKS TO WHICH THE ISSUER IS EXPOSED, OTHER THAN MARKET RISK, AND THE MECHANISMS IMPLEMENTED TO MITIGATE THEM

LIQUIDITY RISK

Liquidity risk is understood as the inability to fully and timely meet payment obligations on their due dates due to insufficient liquid resources and/or the need to incur excessive funding costs. Situations such as downgrades in Grupo Cibest Consolidated’s credit ratings would increase the cost of funds and hinder its ability to attract deposits or renew maturing debt.

Consolidated
The analysis presented below for Grupo Cibest Consolidated is based on a comparison with the information reported as of June 30, 2025.
The principles and guidelines for liquidity risk management remain consistent with those disclosed as of June 30, 2025.
During the analysis period, Grupo Cibest Consolidated maintained sufficient liquidity levels, which allowed it to meet all internal and regulatory indicators. Additionally, liquidity monitoring did not report any alerts indicating potential risk, and liquid assets comfortably exceeded the established limits to cover the liquidity requirements.
The coverage ratio increased from 236.56% in June 2025 to 253.59% in September 2025, explained by lower net liquidity requirements at 30 days given the reduction in the projection of contractual outflows in Colombia and Panama, mainly due to lower projected maturities on time deposits and passive liquidity operations.

Separated

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To estimate liquidity risk, a cash flow is calculated to ensure that liquid assets held are sufficient to cover potential net cash outflows in 30 days. The liquidity indicator is presented as follows:

Liquidity Coverage Ratio	September 30, 2025	Junio 30, 2025
In millions of COP
Net cash outflows into 30 days	(8,832)	19,162
Liquid Assets	55,526	5,264
Liquidity coverage ratio	46,694	24,426

The liquidity indicator increased in June 2025 from COP 24,426 million to COP 46,694 million in September 2025. This variation reflects an improvement in the backing capacity of liquid assets against liquidity requirements. This increase is mainly explained by the increase in liquid assets due to a higher level of available cash flow of COP 51,428 million.

Contractual maturities of financial assets and liabilities

Contractual maturities of principal on financial assets and interest payments are presented below:

Contractual maturities of assets at September 2025

Assets	0-30 days	31 days -1 year	1-3 years	3-5 years	Over 5 years
In millions of COP
Cash and cash equivalents	53,305	-	-	-	-
Securities	624,286	442,749	-	-	-
Total Assets	677,591	442,749	-	-	-

Contractual maturities of principal on liabilities and interest payments are presented below:

Contractual maturities of liabilities at September 2025

Liabilities	0-30 days	31 days -1 year	1-3 years	3-5 years	Over 5 years
In millions of COP
Financial obligations	-	1,454,330	-	-	-
Preferred stock	-	-	-	-	568,928
Total Liabilities	-	1,454,330	-	-	568,928

CREDIT RISK

Credit risk represents the likelihood that Grupo Cibest Consolidated may incur financial losses due to a counterparty, issuer, or debtor failing to meet their contractual obligations. It also encompasses losses resulting from credit rating downgrades, reduced earnings and returns, concessions granted during debt restructurings, and recovery-related costs. As the most significant risk inherent to banking operations, credit risk is actively managed throughout each phase of the credit cycle.

Consolidated

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As of the third quarter of 2025, Colombia’s economy recorded moderate growth, while Panama and Guatemala maintained robust performance. In contrast, El Salvador showed a slowdown compared to the end of 2024. In Colombia, the favorable trend in sectors such as entertainment, agriculture, and commerce has been supported by the gradual reduction in interest rates and the moderation of inflation—factors that have driven household consumption. Panama and Guatemala, meanwhile, stand out for their strong momentum in the services sector, private consumption, and government spending, while El Salvador continues to navigate its fiscal consolidation process. However, global uncertainty stemming from rising geopolitical and trade tensions persists, leading to increased investor caution and affecting the overall economic outlook.

In response to this situation, Grupo Cibest Consolidated has maintained support for its clients with the aim of ensuring proactive credit risk management and evaluating specific conditions and requests to meet their credit needs, as well as developing methodologies, tools, and models to optimize collections. The monitoring and review of credit portfolios from different perspectives continue to be a key factor in identifying and enhancing the implementation of proactive strategies at various stages of the credit cycle.

Grupo Cibest Consolidated´s loan portfolio as of September 2025, compared to June 2025, showed a slight increase of 0.07% in the consolidated portfolio balance in pesos. This growth was achieved despite the revaluation of the peso against the dollar, which impacted the portfolio’s value when expressed in that currency. However, the increase in disbursements was driven mainly by the mortgage and consumer loan portfolios in Colombia, as well as in the commercial portfolios of the Central American banks where the Group operates, contributed maintain the overall stability of the loan portfolio.

The 30-day past due loan ratio (consolidated) stood at 4.71% as of September 2025, showing a decrease compared to 4.94% in June 2025. The level of past-duee loans is mainly impacted by the improvement in the quality of the retail loan portfolio, particularly in consumer and mortgage products. The management of all portfolios continues across the different stages of the credit cycle to anticipate the materialization of risks, reflecting positive outcomes from the portfolio containment and recovery strategies designed and implemented.

The credit cost for Grupo Cibest Consolidated in the third quarter of 2025 was 1.2%, lower than the indicator recorded in June 2025, which was 1.6%. The decrease in this result is explained by the solid performance of all business during the period.

COUNTRY RISK

This risk refers to the possibility of Grupo Cibest Consolidated incurring losses as a result of financial operations abroad through Bancolombia, Banca de Inversión Bancolombia S.A.,Valores Bancolombia S.A. and Fiduciaria Bancolombia S.A, due to adverse economic and/or political conditions in the country receiving those operations, either because of restrictions on the transfer of foreign exchange or because of factors not attributable to the commercial and financial condition of the country receiving those operations. This definition includes, but is not limited to, sovereign risk (SR) and transfer risk (TR) associated with such factors.

Consolidated
The guidelines, policies and methodologies for country risk management are maintained in accordance with what was revealed as of June 30, 2025.

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At of the end of September 2025, compared to June 2025, no alerts were reported for any of the investments subject to country risk. Likewise, there were no downgrades in the country risk ratings of the countries where the Group holds such investments. Within Grupo Cibest Consolidated, the portfolio of investments subject to country risk assessment has undergone a reallocation of investment companies. Additionally, the value of the investments that remain in the portfolio has declined due to revaluation factors.

OPERATIONAL RISK

Operational risk is the probability that Grupo Cibest will suffer losses as a result of failures or inadequacies in systems, processes, people, infrastructure, or due to external causes or events. Operational risk can also arise from flaws in the management models or information used. The operational risk management system has not changed since the previous quarter regarding regulations, policies, manuals, methodologies, structure, or any other relevant elements that may impact its effectiveness.
Grupo Cibest has an corporate operational risk management framework, which aims to adequately manage risks to minimize, avoid, or reduce the occurrence of adverse events and/or reduce their consequences or costs if they do occur. During the third quarter of the current year, no new risks or changes in existing risks were identified that significantly modify Grupo Cibest´s operational risk exposure.

Consolidated

Losses incurred during the third quarter of 2025 reached COP 82,460 million, representing a 20% increase compared to the second quarter of the same year. This increase is primarily due to provisions generated by claims related to fraud and transactional consistency issues with transfers in Nequi. To mitigate these risks, Grupo Cibest makes ongoing adjustments to transactional and behavioral monitoring and conducts security campaigns to mitigate social engineering fraud.

Separated

Losses incurred during the third quarter of 2025 reached COP 82,274 million, representing an 18% increase compared to the second quarter of the same year. For the reasons explained above, this increase is primarily due to claims related to fraud and technological failures in the processing of monetary transactions at Nequi.

FINANCIAL LEVERAGE RISK

Separated

Grupo Cibest monitors its financial structure using the double leverage ratio, a key indicator that reflects the level of indebtedness used to finance investments in subsidiaries. This metric helps assess the risk that the holding company may face financial strain or solvency issues when such investments are primarily funded through debt, creating a two-tier leverage structure:

•At the holding company level, where debt is incurred to invest in subsidiaries.
•At the subsidiary level, where each entity may also carry its own debt.

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As of September 2025, Grupo Cibest’s double leverage ratio stood at 105.7%, based on the book value of investments in subsidiaries of COP 45,325 billion, compared to Grupo Cibest’s accounting equity of COP 42,868 billion.

This level remains within the internal thresholds established by management and is subject to continuous monitoring as part of Grupo Cibest's financial risk management practices.

OTHER RELEVANT RISKS
The following is an analysis of the most significant risks for Grupo Cibest Consolidated as of September 30, 2025:

•Regulatory And Legal Risk

During the third quarter of 2025, relevant regulatory changes were recorded in Colombia, Panama, Guatemala, and El Salvador that could have fiscal, accounting, and operational implications.

Colombia

Regarding enacted regulation, the following stand out:

•Decree 1069 of 2025, related to payment orders and fund transfers to incorporate rules regarding immediate inter-entity and intra-entity transfers (within and outside the Bre-B ecosystem, when regulation allows it). In particular, the Decree includes a provision requiring the Bank to maintain a 99.5% availability in its transnational services, implying new technological obligations.

•External Circular 015 of 2025 from the SFC, which provides guidance on the Environmental and Social Risk Management System (SARAS), requiring the Bank to comply with new management and reporting standards for the SFC, although outside the Integrated Risk Management System (SIAR).

Regarding regulatory projects, the following are noteworthy:

•Financing Bill, through which the government aims to raise COP 16 trillion via new taxes and modifications to existing ones. Key provisions por Bancolombia include: i) an increase of 15 percentage points in the income tax surcharge for financial institutions (currently 5PPs); ii) new taxes on operations with significant economic presence; and iii) cross-sector taxes impacting financeable sectors and economic performance.

•Draft Decree (PD) on financial portability, which seeks to create an interoperable mechanism allowing financial consumers to request a change of entity for certain financial products (credit products). This project will entail implementation, operational, and mandatory data disclosure burdens, to be defined once the SFC issues instructions.

•PD on fiduciary market architecture, aiming to regulate a sector currently governed largely by judicial decisions rather than regulatory authorities. The project proposes a division of risks between fiduciary and non-fiduciary actors, with expected adjustments to ensure proper distribution of responsibilities, especially in real estate schemes.

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•Draft External Circular (PCE) from the Financial Superintendence regulating exposures to related parties of credit institutions. Pressure on limits may arise depending on definitions in the final version.

•PCE from the Superintendence of Industry and Commerce (SIC), which defines instructions for data handling in Fintech ecosystems. Although unspecified, it remains unclear whether these instructions will extend to financial institutions supervised by the SFC.

Panama

Regarding enacted regulation, the following stand out:

•Law 481 of 2025, establishes a preferential interest regime for certain mortgage loans. The State will subsidize the lower amount between the rate set in the law’s preferential brackets and up to 85% of the interest rate offered by the bank for the corresponding loan. The law repeals the provision requiring banks to conduct a financial evaluation of the beneficiary 6–12 months before the subsidy ends.

•Agreement No. 7 (August 5, 2025), establishes principles and minimum criteria to be considered for evaluating and determining the degree of local systemic importance of banks. This agreement sets out definitions, factors, and methodology for identifying what should be considered a locally systemic bank and also determines an additional capital buffer applicable to these banks (between 0.5% and 1% of additional solvency by 2030).

It also establishes responsibilities for the banks’ Board of Directors regarding the internal assessment of compliance with the required capital under the Agreement and the approval of action plans in case of capital buffer shortfalls until the minimum requirement is met.

The Banking Superintendency will review annually the list of systemically important banks based on data corresponding to figures from December of each year reported in January and the established factors. Additionally, through a reasoned resolution, it will determine a bank’s locally systemic condition and the specific level of capital required according to the criteria set forth in this Agreement, from which point the bank must comply with these requirements as long as it maintains such condition. As of today, Banistmo would classify as a locally systemic bank.

Guatemala

Regarding enacted regulation:

•Official Letter No. 6673-2025 from the Superintendence of Banks, notifies the extraterritorial application of the U.S. Anti-Fentanyl Law, warning financial institutions about risks of relationships with foreign entities linked to fentanyl trafficking. Enhanced due diligence and monitoring are recommended.

•Decree 8-2025, amends the Competition Law (Decree 32-2024). Key changes include: i) clarification of cases exempt from authorization for economic concentrations; ii) definition of the Board’s internal regulations; iii) expanded powers to approve organizational and remuneration regulations; iv) mandatory rotation of the Board presidency every two years without reelection; and v) requirement for collegial deliberation in decision-making.

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Regarding regulatory projects:

•Personal Data Protection Law (Initiative 6572): establishes principles and procedures to ensure privacy and data protection.

•Anti-Usury and Debt Collection Protection Law (Initiative 6614): aims to penalize abusive collection practices and set limits on interest and fees.

•Comprehensive Anti-Money Laundering and Terrorism Financing Law (Initiative 6593): modernizes AML regulations and expands obligated entities per GAFILAT2 standards.

Congress has shown low legislative productivity in 2025 due to lack of consensus and few plenary sessions, creating regulatory uncertainty as initiatives stall.

El Salvador

Regarding enacted regulation:

•Investment Banking Law, regulates financial entities operating exclusively with sophisticated investors (individuals or entities with investment experience and at least U.S. 250,000 in liquid assets). Unlike commercial banks, Investment Banks may conduct operations in local and foreign currency and, with authorization, offer services and structure products based on Bitcoin, stablecoins, tokenized assets, etc. These entities are subject to more flexible regulatory requirements. The Central Reserve Bank has issued three new accounting and financial standards and amended twelve technical standards to include Investment Banks as regulated entities.

•Law for Financial System Stability and Deposit Guarantee, regulates recovery and resolution processes for financial entities. This regulation seeks to preserve the stability of the financial system, ensure the continuity of essential financial services, and protect depositors’ rights in crisis situations, prioritizing public interest over private interest. The law establishes the creation and operation of the Financial Stability Committee, responsible for coordinating the monitoring and evaluation of the financial system, tracking systemic risk, and executing preventive or management actions in the event of systemic financial crises. It also regulates the legal framework of the Deposit Guarantee Institute, a public entity whose function is to secure public deposits.

One of the most relevant changes introduced by this law is the increase in the premium that financial institutions must pay to the Deposit Guarantee Institute to 0.15% annually (versus 0.1% previously), calculated on the monthly daily average of total deposits from the previous quarter. This increase will be implemented gradually over three years from the law’s effective date. Finally, this regulation repeals sections of the Banking Law related to the regulation, restructuring, intervention, and liquidation of financial institutions, as well as the regime applicable to the Deposit Guarantee Institute.

•Temporary Technical Standards for Calculating the Liquidity Reserve on Deposits and Other Obligations (NPBT-16) issued by the Central Reserve Bank. This standard repeals the Temporary Technical Standards for Calculating the Liquidity Reserve on Deposits and Other Obligations (NPBT-15) and modifies provisions regarding the liquidity of the financial system. The new regulation
2 GAFILAT: Grupo de Acción Financiera de Latinoamérica

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aims to govern the required liquidity reserve during the period from October 2025 to March 2026. During this period, banks will maintain the temporary parameters for the Liquidity Reserve requirement established in the standard to strengthen the financial system’s liquidity and ensure its stability. Additionally, investment banks are included as new obligated entities, differentiated applicable coefficients are introduced, and tokenized securities are incorporated as instruments subject to reserve requirements.

•Political Risk

During the third quarter of 2025, several factors were identified that could represent relevant political risks for the countries of Colombia, Panama, Guatemala, and El Salvador.

Colombia

At the local level during the third quarter of 2025, in Colombia political risk revolved around difficulties in the government’s administrative management and the country’s economic performance. In particular, the discussion has focused on budgetary and fiscal matters that will continue to affect debt ratings, investor confidence, and the business environment in the country. Although Congress approved a budget for 2026 that is COP 10 trillion lower than what the government intended, it is still underfunded by COP 16 trillion (or COP 35.4 trillion according to the Autonomous Committee of the Fiscal Rule), which will depend on the passage of the Financing Law that will face a complex process in Congress during the pre-election year.

The country’s fiscal results will continue to impact monetary policy due to their potential inflationary implications. It is also noteworthy that the government’s constant criticism of the Central Bank’s management (alleging decisions driven by political rather than technical motivations) could be affecting the institution’s credibility and trust.

In terms of institutional framework, the government has deepened its trend of appointing individuals close to the political movement to occupy certain positions.

On the judicial front, important decisions remain pending that could have economic and political implications for the country. The Constitutional Court still has to rule on the constitutionality of the pension reform, which could impact capital market flows. Likewise, several lawsuits have been filed before the Council of State regarding the General Budget of the Nation and the escape clause of the Fiscal Rule, which could lead to changes in the budget and fiscal needs for 2026. The government has also been critical of judicial decisions that do not favor it, again pointing to alleged political interests.

Externally, diplomatic relations between Colombia and the United States are going through a complex moment due to discussions between the presidents of both countries. This situation could result in: (i) the materialization of cuts to resources that the United States sends to Colombia as indicated by the U.S. president (adding to the complex budgetary outlook); (ii) the imposition of new tariffs on Colombia (with a low probability of occurrence according to recent statements) with implications for the conditions of the FTA. It is worth noting that this situation could significantly impact the economic framework, especially regarding external accounts, which already face complex challenges.

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Panama

During the third quarter of 2025, Panama entered a phase of political stability following agreements between the government and major unions after May–June protests. The government negotiated a phased return of operations with Chiquita Brands, which had announced its exit in May 2025. The agreement restored some investor confidence and signaled the government’s commitment to protecting foreign investment.

Fiscally, Panama retains Investment Grade ratings from Moody’s and S&P, with country risk declining during the quarter (reflected in sovereign debt valuations and CDS levels). The government is expected to comply with the fiscal rule this year, crucial for maintaining its rating.

Guatemala

Guatemala maintains a dynamic political environment focused on institutional stability and governance. The administration promotes transparency, public investment, and judicial strengthening amid democratic transition and political restructuring.

Internally, challenges persist due to social demands and public perceptions of security, infrastructure, and services. Teacher protests and limited public project execution highlight the need for dialogue and interinstitutional coordination. Despite these issues, macroeconomic stability and prudent fiscal management support internal and external confidence.

The country is developing a national integrity and anti-corruption strategy to reinforce compliance culture and institutional controls. Discussions continue on judicial independence and protection of justice operators, key to democratic strength and legal certainty.

Internationally, Guatemala has increased participation in multilateral and regional cooperation forums, promoting alliances on migration, border security, environment, and sustainable development. These efforts support a stable profile with strategic partners and financial institutions.

Overall, Guatemala shows signs of political consolidation, with openness to dialogue, technical cooperation, and democratic institutionalism. These factors suggest a trend toward moderate political stability, supported by macroeconomic balance, international coordination, and commitment to governance and rule of law.

El Salvador

Constitutional reforms approved in Q3 2025 include: withdrawal from the Central American Parliament, authorization of presidential reelection, and elimination of runoff elections, president and vice president will be elected by simple majority. The presidential term was extended from five to six years, with reelection not extending the previous mandate. The electoral calendar was unified: in 2027, elections will be held for president, vice president, legislative deputies, and municipal councils.

To ensure national security, a new extension of the regime of suspension of constitutional guarantees has been approved for a period of 30 days. This measure maintains the suspension of the constitutional guarantees established in Articles 12 paragraph 2, 13 paragraph 2, and 24 of the Constitution of the Republic. With this extension, the regime of exception accumulates a total of 43 consecutive extensions since its implementation.

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Following a USD 1.4 billion agreement with the IMF under the Extended Fund Facility, progress continues on fiscal targets. Pending reforms include: Civil Service Law for the public sector, pension system reform (awaiting actuarial study), fiscal transparency measures, termination of public participation in Chivo Wallet, liquidation of Fidebitcoin, and changes to bank liquidity regulations.

Investment incentives continue via decrees, notably: i) Special Regime for High-Value Investments (over USD 2 billion in strategic sectors like tech, energy, manufacturing), offering tax exemptions; ii) Special Regime for Technical and Administrative Capacity Development, allowing companies to hire international experts or local talent at a reduced 10% income tax rate (up to USD 100,000 annually); iii) Special Law for Diaspora Benefits and Protection, facilitating return of Salvadorans abroad with fiscal and social incentives; iv) Creation of the Special Activities Fund for Digital Transformation Services, aimed at expanding technological services to boost business competitiveness.

•Economic And Sectoral Environment

In the economic sphere, so far this year the continuation of the global macroeconomic stabilization process has been confirmed, supported by a gradual improvement in the growth pace of several developed and emerging economies. At the same time, upside risks to inflation remain relevant, in an environment of high indexation in service prices and increased trade barriers, which could exert inflationary pressures toward the end of 2025 and throughout 2026. Additionally, geopolitical conflicts and the deterioration of public finances in some regions have contributed to increased volatility in international financial markets.

Colombia

The global context, shaped by widespread tariff announcements and geopolitical tensions, has had direct implications for Colombia. The weakening of the U.S. dollar has supported the appreciation of the local exchange rate, while increased risk appetite and the recovery of capital flows to emerging markets have contributed to a broad-based decline in sovereign risk premiums. Nevertheless, Colombia continues to face heightened financial volatility, particularly in relation to public debt management operations and the challenging fiscal outlook projected for 2025 and 2026.

Domestically, the Colombian economy remains in a phase of macroeconomic stabilization. GDP grew by 2.4% year-over-year in the first half, reinforcing expectations of a 2.6% expansion for the full year. At the same time, inflation has stagnated around 5.0% through September, opening the possibility of reaching the monetary policy target range by 2027. In response to this trend, the Central Bank has kept its interest rate at 9.25% since April, amid a narrative that has prioritized caution in the monetary easing process.

However, significant challenges persist. The activation of the escape clause under the Fiscal Rule has allowed the government to project a fiscal deficit of 7.1% of GDP and a gross debt level that, according to our estimates, could exceed 63% of GDP. Additionally, the international environment remains complex, characterized by new tariff measures and escalating geopolitical tensions in the Middle East—factors that are likely to continue generating uncertainty due to their potential impact on inflation and the path of domestic monetary policy.

In terms of foreign trade, the imposition of a universal 10% tariff by the United States on Colombian goods has not substantially altered the country’s competitive position relative to other economies. In fact, Colombia has improved its standing compared to China, which faces significantly higher tariffs. Nonetheless, competitiveness has been adversely affected in relation to goods covered under the trade agreement between Mexico, Canada, and the United States.

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Against this backdrop, Colombia is expected to continue progressing toward a gradual stabilization of its key macroeconomic indicators, including GDP growth, inflation, and interest rates. While the 10% tariff may pose moderate risks to specific productive sectors, financial volatility remains the primary source of short-term macroeconomic uncertainty.

Panama

Panama's economy has grown at a real rate of 4.4% so far this year, surpassing analysts' consensus, which expected a 3.6% growth. This growth has been driven by productive activity in the logistics sector, led by the performance of the Panama Canal, the Colón Free Trade Zone, and Tocumen Airport (regarding the specific performance of the Panama Canal, it is important to mention that part of the dynamic growth was explained by a statistical effect due to a low base of comparison). Meanwhile, the trade, financial, and real estate sectors have also been key in consolidating economic growth so far this year, along with the performance of the tourism sector. This observed behavior has led analysts to revise upward their full-year economic growth projections. According to the IMF and the World Bank—both of which have revised their forecasts upward—Panama is expected to lead regional economic growth with an expansion of around 4%, well above the regional average of 2.4%.

In the third quarter, in particular, we expect a moderation in economic growth, explained by the normalization of growth in the Panama Canal, due to a reduced boost from the previously mentioned low base effect, and the potential negative effects on trade through the Canal stemming from tariff policies led by the United States.

Guatemala

The country has shown one of the best performances in the Central American region in recent years, driven by the strong dynamism of private consumption. At the sectoral level, there has been significant growth in financial activities and textile exports, as well as in tourism and commerce. At the same time, inflation has consistently remained below the Bank of Guatemala’s target, reaching 1.47% year-on-year in September. This has been the result of low international oil prices and the dissipation of supply shocks. Looking ahead, we expect the economy to maintain a favorable trajectory, as increased investment in infrastructure and tourism projects would offset a potential decline in remittances due to tighter United States. immigration policy. In line with this outlook, President Arévalo’s government has shown a greater willingness to increase spending on infrastructure and social programs, so we estimate that public administration will provide an additional boost to growth. However, it is important to note that Guatemala has historically been characterized by its fiscal soundness, and although there are plans to expand spending, we do not anticipate a significant deterioration in public finances in the coming years. Finally, the Bank of Guatemala has indicated that its monetary policy decisions will remain aligned with those of the United States Federal Reserve, so we foresee only two interest rate cuts in 2025, which would bring the rate down to 4.00%.

El Salvador

The country's recent outlook has been marked by a slight economic acceleration, despite disruptions in international trade and the weakening of the textile sector. In fact, international demand for this sector has been affected in an environment of growing competition from Asian countries in maquila activities. Meanwhile, inflation has shown a downward bias due to the evolution of fuel prices. Looking ahead, economic performance will be conditioned by several factors: a loss of momentum in external demand as a result of the stabilization of

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global growth and the tariff situation; a reduction in remittance flows to the country, due to the tightening of U.S. immigration policy and the imposition of a tax on outbound transfers, which would translate into lower household consumption; and a more limited space for public spending, as the Government advances in meeting the fiscal consolidation objectives agreed upon with the International Monetary Fund. In this regard, it is considered that the fiscal front—which had become the main challenge in the macroeconomic outlook—could show improvement in the short term, while institutional capacity to respond to external shocks is strengthened. Finally, in terms of prices, inflation is expected to rebound in the short term as a result of disruptions in global trade; however, this effect would be temporary and would give way to inflation rates close to 1.3% in the medium term.

•Third-party Risks

The outsourcing of activities within the Grupo Cibest Consolidated involves operational and strategic risks, especially if suppliers do not adequately comply with the contracted services. This situation can affect the achievement of objectives, disrupt operations, and increase exposure to cybersecurity risks, handling confidential information, fraud, and reputation, especially in the face of public or regulatory scrutiny.

During the third quarter of 2025, progress was made in the evaluation plan for critical suppliers, with the aim of strengthening the control environment and improving contracting processes, ensuring effective management of third parties.

•Business Continuity And Technology Failures

In terms of operational resilience, business continuity, and technology failures, new operational contingencies continue to be developed to enable greater responsiveness to eventualities, such as the implementation of a fourth-generation Core, strengthening continuity strategies for digital channels, and further boosting cyber resilience with the activation of backup immutability in critical applications and digital vaults.

•Model Risk

During the third quarter of 2025, progress was made from the design phase to the controlled operation of the model risk management framework. As part of this advancement, the Comprehensive Validation Framework for Generative AI models was implemented, which includes mandatory guidelines and technical tests for new use cases. Additionally, a new tiering methodology was integrated into the processes, complemented by the launch of a tool for its application and registration in the Model Risk Management (MRM) repository.

In regulatory matters, the general guidelines for model risk management were updated, an annex with special guidelines for Generative AI models was created, and specific validation guides with mandatory technical tests were developed.

The automation of the validation process was significantly expanded by incorporating additional quantitative modules focused on provisioning and liquidity risk models, achieving a 30% reduction in average review times compared to the usual standard and strengthening full traceability of the process. Furthermore, an early warning engine was implemented to anticipate the expiration of findings and action plans resulting from independent model validation, generating proactive alerts aimed at reducing the average closure time.

•Cybersecurity And Information Security Risk

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As Grupo Cibest Consolidated its business model leveraged on emerging technologies, it is increasingly facing more relevant challenges and risks in terms of cybersecurity and information security. This exposure can generate impacts on the operation of the business, reputational damage or even fraudulent events.

So far in the third quarter of 2025, the focus is on building, disclosing, and approving cyber risk appetite, defined by the number of vulnerabilities Grupo Cibest Consolidated is willing to accept in its technological environment to achieve business objectives efficiently and securely.

•Internal Fraud Risk

At Grupo Cibest Consolidated, we uphold a firm stance of zero tolerance toward fraud, in any of its forms. To support this commitment, we have an anti-fraud program currently in operation, with formally approved policies, based on the COSO internal control framework. This program aims to strengthen the internal control environment through mechanisms that enable the prevention, detection, and coordinated response to internal fraud risks, fostering collaboration among the various areas involved.

Additionally, it serves as a comprehensive risk management framework within Grupo Cibest Consolidated, addressing issues related to fraud in financial reporting, misappropriation of assets, and corruption, ensuring an effective response aligned with international best practices.

•Risk Of AML/CFT

Regarding AML/CFT and corruption risks, during the quarter efforts were focused on stabilizing processes, controls, and activities related to prevention, awareness, detection, and response at Grupo Cibest S.A. These actions have strengthened the control environment and advanced the proper identification, assessment, and effective management of risks, thereby contributing to the achievement of the organizational purpose.

Throughout the quarter, notable efforts were made to align compliance actions with the corporate vision and strategy, reinforcing a control environment that supports sustainability and decision-making as a group. This approach has enabled progress in technical specialization, process optimization, aspirational profiling, and alignment of our actions with organizational objectives. Positive evaluations by oversight bodies reflect strong performance and validate the maturity of compliance systems as a key enabler for risk management and value creation.

Within this context, it is recognized that current challenges demand a permanent commitment from all compliance teams to challenge established models, drive continuous evolution, and ensure strategic contribution to the business.

•Risk Of External Fraud

During the third quarter of the year, fraud risk management remained a strategic priority for Grupo Cibest Consolidated. Actions continue to strengthen prevention models, such as ongoing adjustments to behavioral and transactional monitoring to adapt to actual fraud, the decline of a larger number of high-risk transactions, the customization of overall limits for the personal channel to adapt to customer transactional patterns, and the continuation of security campaigns to mitigate fraud using social engineering techniques. Additionally, new capabilities have been acquired that allow us to understand customer behavioral and transactional behavior, as well as their usage and preferences, in order to make more informed decisions.

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•Talent Risk

During the third quarter of 2025, the talent risk measurement methodology was implemented, the first measurement results were obtained and were presented to the Risk Committee. Consequently, this risk is incorporated into this quarterly report. The categories identified include: unsafe work environments, deterioration of mental health, talent shortages, and deficiencies in future talent management. For each of these, risks that may have an impact on our entities were identified, such as deterioration of mental health, loss of competitiveness of the employee value proposition compared to the market, adverse work environment, inability to develop talent with future knowledge, and shortage of required talent.

To mitigate these risks, the Talent and Culture team implemented actions to ensure an adequate control environment.

IV.MATERIAL CHANGES IN THE INFORMATION REPORTED IN THE CORPORATE GOVERNANCE ANALYSIS CHAPTER DURING THE QUARTER
In the third quarter of the year 2025, there were no material changes to the information reported in the Corporate Governance analysis chapter of the last quarterly report.

V.MATERIAL CHANGES THAT HAVE OCCURRED IN PRACTICES, PROCESSES, POLICIES AND INDICATORS IN RELATION TO SOCIAL AND ENVIRONMENTAL CRITERIA, INCLUDING CLIMATE CRITERIA.

In the second quarter of 2025, there were no material changes in practices, processes, policies, or indicators related to social and environmental criteria.

VI.MATERIAL CHANGES PRESENTED IN THE FINANCIAL STATEMENTS OF THE ISSUER BETWEEN THE REPORTED QUARTER AND THE DATE OF TRANSMISSION OF THE INFORMATION

On October 21, 2025, the corporate reorganization of the Panamanian subsidiary Banistmo S.A. and other affiliates of Grupo Cibest in Panama took place. The reorganization included the partial spin-off by Valores Banistmo S.A. and Banistmo Capital Markets Group Inc. of certain resource portfolios in favor of the beneficiary company VB Panamá S.A.; the subsequent merger of VB Beneficiary Company with Banistmo S.A., with the latter being the absorbing entity; and the partial spin-off by Banistmo of 100% of the shares it held in Valores Banistmo in favor of Cibest Panamá Assets S.A., a Panamanian company wholly owned by Grupo Cibest..

VII.GLOSSARY OF TERMS

ADR: American Depositary Shares, or the bank's securities that are listed on the New York Stock Exchange. An ADR represents four preferred shares.
ASG: Environmental, social, and corporate governance, by its initials in Spanish.
Bam: Banco Agromercantil de Guatemala SA.

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Bancolombia or the Bank: Bancolombia S.A.
Bancolombia Consolidated: refers to Bancolombia S.A., a banking institution organized under the laws of the Republic of Colombia, including its subsidiaries on a consolidated basis.
CDT: Certificate of Deposit at Term.
COLCAP: reference index of the stock market of the Colombian Stock Exchange.
COP: Colombian pesos.
DIAN: Dirección de Impuestos y Aduanas Nacional, tax authority in Colombia.
DJSI: Dow Jones Sustainability Index.
DTF: It is the average interest rate paid by financial institutions for 90-day deposits.
IFC: International Finance Corporation.
Grupo Bancolombia: Refers to the business group made up of Bancolombia S.A. and its subsidiaries on a consolidated basis, which is now referred to as the Grupo Cibest Consolidated.
Grupo Cibest: Refers to Grupo Cibest S.A.
Grupo Cibest Consolidated: Refers to Grupo Cibest S.A., a holding company organized under the laws of the Republic of Colombia, including its subsidiaries on a consolidated basis, unless otherwise stated or the context requires a different interpretation.
LAFT: Money Laundering and Terrorist Financing, by its initials in Spanish.
Nequi: financial platform that accompanies users in their daily lives with financial and non-financial services from third parties. As a 100% digital solution, it complements its offer with functionalities that go beyond saving and managing money.
NYSE: New York Stock Exchange.
SARLAFT: Money Laundering and Terrorist Financing Risk Management System, by its initials in Spanish.
Senior Management: President and the Vice Presidents who report directly to the President of Grupo Cibest.
SFC: Financial Superintendency of Colombia.
SMMLV: Legal Minimum Monthly Wage in force.
TRM: Representative Market Rate, price of the dollar in the Colombian market, which varies daily.
USD: United States dollars.
UVR: Real Value Units, an indicator tied to the behavior of inflation that is used to calculate the cost of certain housing loans.
UVT: Measure that is used to determine different tax obligations with an equivalent in Colombian pesos.

VIII.    ANNEXES

i.CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS GRUPO CIBEST
ii.CONDENSED SEPARATED INTERIM FINANCIAL STATEMENTS GRUPO CIBEST S.A.

Contacts
Mauricio Botero Wolff	Catalina Tobon Rivera
Strategy and Financial Vp	IR Director
Tel.: (57 604) 4040858	Tel: (57 601) 4485950
IR@grupocibest.com.co

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